UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2021 and December 31, 2020 and for the
three months ended March 31, 2021 and 2020

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2021	December 31, 2020
Current Assets
Cash and cash equivalents	4	$2,637	$2,743
Financial assets	5	3,348	2,575
Accounts and other receivable, net	6	4,508	4,306
Inventory, net	7	3,578	3,696
Other assets	9	1,616	1,173
		15,687	14,493
Financial assets	5	6,413	6,221
Accounts and other receivable, net	6	650	683
Other assets	9	375	411
Property, plant and equipment	10	13,066	13,982
Deferred income tax assets		713	761
Intangible assets	11	10,803	11,261
Equity accounted investments	13	1,725	1,690
Goodwill	12	5,273	5,244
		$54,705	$54,746
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$10,520	$10,416
Corporate borrowings	16	515	300
Non-recourse borrowings in subsidiaries of the partnership	16	2,101	1,417
		13,136	12,133
Accounts payable and other	14	7,143	7,516
Corporate borrowings	16	—	310
Non-recourse borrowings in subsidiaries of the partnership	16	20,058	21,749
Deferred income tax liabilities		1,567	1,701
		$41,904	$43,409
Equity
Limited partners	19	$2,141	$1,928
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,913	1,564
Interest of others in operating subsidiaries		8,747	7,845
		12,801	11,337
		$54,705	$54,746

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three months ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2021	2020
Revenues	22	$9,829	$10,146
Direct operating costs	21	(8,436)	(8,901)
General and administrative expenses		(251)	(244)
Depreciation and amortization expense		(542)	(538)
Interest income (expense), net		(348)	(364)
Equity accounted income (loss), net	13	29	(9)
Impairment expense, net	10	(201)	(113)
Gain (loss) on acquisitions/dispositions, net	8	1,807	183
Other income (expense), net		39	(217)
Income (loss) before income tax		1,926	(57)
Income tax (expense) recovery
Current		(193)	(75)
Deferred		34	98
Net income (loss)		$1,767	$(34)
Attributable to:
Limited partners	19	$281	$(67)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		249	(59)
Special Limited Partners	19	—	—
Interest of others in operating subsidiaries		1,237	92
		$1,767	$(34)
Basic and diluted earnings (loss) per limited partner unit	19	$3.57	$(0.84)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three months ended March 31,
(US$ MILLIONS)	Notes	2021	2020
Net income (loss)		$1,767	$(34)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(99)	8
Foreign currency translation		(330)	(1,080)
Net investment and cash flow hedges	4	234	57
Equity accounted investments	13	(2)	(11)
Taxes on the above items		18	(13)
Reclassification to profit or loss		1	1
		(178)	(1,038)

Items that will not be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		100	(175)
Taxes on the above item		(12)	23
Total other comprehensive income (loss)		(90)	(1,190)
Comprehensive income (loss)		$1,677	$(1,224)
Attributable to:
Limited partners		$271	$(242)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		240	(210)
Special Limited Partners		—	—
Interest of others in operating subsidiaries		1,166	(772)
		$1,677	$(1,224)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Limited Partners	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,924	$(222)	$78	$(231)	$1,549	$—	$15	$7,845	$11,337
Net income (loss)	—	281	—	—	281	—	249	—	—	249	—	—	1,237	1,767
Other comprehensive income (loss)	—	—	—	(10)	(10)	—	—	—	(9)	(9)	—	—	(71)	(90)
Total comprehensive income (loss)	—	281	—	(10)	271	—	249	—	(9)	240	—	—	1,166	1,677
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	997	997
Distributions (2)	—	(5)	—	—	(5)	—	(4)	—	—	(4)	—	—	(798)	(807)
Ownership changes (3)	—	43	(44)	(38)	(39)	—	38	37	38	113	—	—	(603)	(529)
Unit repurchases (2)	(14)	—	—	—	(14)	—	—	—	—	—	—	—	—	(14)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	140	140
Balance as at March 31, 2021	$2,261	$84	$24	$(228)	$2,141	$1,924	$61	$115	$(202)	$1,898	$—	$15	$8,747	$12,801
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$—	$15	$7,261	$11,053
Net income (loss)	—	(67)	—	—	(67)	—	(59)	—	—	(59)	—	—	92	(34)
Other comprehensive income (loss)	—	—	—	(175)	(175)	—	—	—	(151)	(151)	—	—	(864)	(1,190)
Total comprehensive income (loss)	—	(67)	—	(175)	(242)	—	(59)	—	(151)	(210)	—	—	(772)	(1,224)
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	281	281
Distributions (2)	—	(5)	—	—	(5)	—	(4)	—	—	(4)	—	—	(675)	(684)
Ownership changes (3)	—	—	(143)	1	(142)	—	—	(120)	1	(119)	—	—	(102)	(363)
Unit repurchases (2)	(9)	—	—	—	(9)	—	—	—	—	—	—	—	—	(9)
Balance as at March 31, 2020	$2,322	$(289)	$77	$(392)	$1,718	$1,924	$(272)	$90	$(414)	$1,328	$—	$15	$5,993	$9,054
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and for additional information on unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended March 31,
(US$ MILLIONS)	Notes	2021	2020
Operating Activities
Net income (loss)		$1,767	$(34)
Adjusted for the following items:
Equity accounted earnings, net of distributions		(5)	27
Impairment expense, net	10	201	113
Depreciation and amortization expense		542	538
Gain on acquisitions/dispositions, net	8	(1,807)	(183)
Provisions and other items		(150)	93
Deferred income tax expense (recovery)		(34)	(98)
Changes in non-cash working capital, net	24	(399)	120
Cash from operating activities		115	576
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		1,767	1,611
Repayment of non-recourse subsidiary borrowings of the partnership		(1,331)	(1,085)
Proceeds from corporate borrowings		260	283
Repayment of corporate borrowings		(355)	—
Proceeds from other financing		76	15
Repayment of other financing		(25)	(22)
Proceeds from (repayment of) other credit facilities, net		99	(156)
Lease liability repayment		(67)	(53)
Capital provided by others who have interests in operating subsidiaries		1,339	256
Capital paid to others who have interests in operating subsidiaries		—	(36)
Partnership units repurchased		(14)	(9)
Distributions to limited partners and Redemption-Exchange Unitholders		(9)	(9)
Distributions to others who have interests in operating subsidiaries	19	(797)	(667)
Cash from (used in) financing activities		943	128
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(209)	(13)
Property, plant and equipment and intangible assets		(326)	(446)
Equity accounted investments	13	(3)	(445)
Financial assets and other		(641)	(363)
Dispositions
Subsidiaries, net of cash disposed		349	165
Property, plant and equipment and intangible assets		1	25
Financial assets and other		607	422
Net settlement of hedges		5	105
Restricted cash and deposits		(914)	65
Cash from (used in) investing activities		(1,131)	(485)
Cash
Change during the period		(73)	219
Impact of foreign exchange on cash		(33)	(156)
Balance, beginning of year		2,743	1,986
Balance, end of period		$2,637	$2,049

Supplemental cash flow information is presented in Note 24

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2020, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2020 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s consolidated financial statements as at and for the year ended December 31, 2020. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2020.
These unaudited interim condensed consolidated financial statements were approved by the partnership’s Board of Directors and authorized for issue on May 6, 2021.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and property, plant and equipment needed to be reevaluated for impairment as of March 31, 2021. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on its assessments, no additional impairments were required as at March 31, 2021. The partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
(b)New accounting policies adopted
(i)    IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
The amendments include the following practical expedients:
•A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the unaudited interim condensed consolidated financial statements of the partnership. The partnership intends to use the practical expedients in future periods when they become applicable.
(c)Future changes in accounting policies
(i)Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”), a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. In June 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ii)Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the partnership.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the three months ended March 31, 2021
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% voting interest in Everise, a business process outsourcing company that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. The partnership’s economic interest was 36% for total consideration of $103 million, comprising $80 million of cash consideration and $23 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $67 million of intangible assets, $20 million of equity accounted investments, net other assets of $6 million and $103 million of non-recourse borrowings. Goodwill of $293 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes. Non-controlling interests of $180 million recognized on business combination were measured at fair value. The initial fair values of acquired assets, liabilities, and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period. Total acquisition costs of $7 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended March 31, 2021 includes revenues of $77 million contributed from Everise. If the acquisition had been effective January 1, 2021, the partnership would have recorded revenues of $85 million for the three months ended March 31, 2021.
(b)Acquisitions completed in 2020
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:
Business Services
IndoStar Capital Finance Limited (“IndoStar”)
On May 27, 2020, the partnership, together with institutional partners, acquired a 31% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance, for consideration of $162 million. The partnership did not receive voting rights with its initial investment and on June 30, 2020 classified the investment as a financial asset measured at fair value through profit and loss.
On July 8 and 9, 2020, the partnership, together with institutional partners, acquired an additional 26% interest in IndoStar through a Mandatory Tender Offer and a secondary offering, for $114 million and $19 million, respectively, for a total ownership interest of 57%. Upon completion of the additional investment, the partnership received 57% of the voting rights which provided the partnership with control over the business on July 9, 2020. Accordingly, the partnership has consolidated the business for financial reporting purposes. Total consideration for the acquisition, inclusive of the May 27, 2020 transaction, was $105 million attributable to the partnership, representing a 20% economic interest. Total acquisition costs of $4 million were recorded as other expenses within the consolidated statements of operating results in 2020.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
The transaction was accounted for as a business combination achieved in stages. The partnership’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition of additional interests. The fair value approximated carrying value and no cumulative gain or loss arising from changes in the fair value of the investment was recognized. The initial fair values of acquired assets, liabilities, and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
The acquisition contributed $1,112 million of loans receivable, $78 million of cash and cash equivalents, $227 million of financial assets, intangible assets of $20 million, net other assets of $30 million and non-recourse borrowings of $988 million. Goodwill of $29 million was recognized and represents the benefits the partnership expects to receive from the integration of the operations. Non-controlling interests of $403 million recognized on business combination were measured at the proportionate share of the fair value of assets acquired and liabilities assumed.
The partnership’s results from operations for the year ended December 31, 2020 includes revenues of $86 million and $3 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2020, the partnership would have recorded revenues of $175 million for the year ended December 31, 2020 and a net loss of $7 million attributable to the partnership for the year ended December 31, 2020.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated classifications as at March 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,637	$2,637
Accounts and other receivable, net (current and non-current)	—	—	5,158	5,158
Other assets (current and non-current) (1)	—	—	558	558
Financial assets (current and non-current) (2)	787	5,795	3,179	9,761
Total	$787	$5,795	$11,532	$18,114
Financial liabilities
Accounts payable and other (current and non-current) (3)	$245	$290	$9,314	$9,849
Borrowings (current and non-current)	—	—	22,674	22,674
Total	$245	$290	$31,988	$32,523
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and assets held for sale of $1,433 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivatives liabilities, and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,814 million.
Included in cash and cash equivalents as at March 31, 2021 is $2,195 million of cash (December 31, 2020: $2,269 million) and $442 million of cash equivalents (December 31, 2020: $474 million).
Included in financial assets as at March 31, 2021 is $961 million (December 31, 2020: $850 million) of equity instruments and $4,724 million (December 31, 2020: $4,041 million) of debt instruments designated as measured at fair value through other comprehensive income. The remaining balance of instruments designated as measured at fair value through other comprehensive income relates primarily to derivatives designated in hedging relationships.
The fair value of all financial assets and liabilities as at March 31, 2021 were consistent with carrying value, with the exception of the borrowings at Altera Infrastructure L.P. (“Altera”) measured at amortized cost, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,755 million (December 31, 2020: $2,753 million) versus a carrying value of $2,747 million (December 31, 2020: $2,769 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,743	$2,743
Accounts and other receivable, net (current and non-current)	—	—	4,989	4,989
Other assets (current and non-current) (1)	—	—	536	536
Financial assets (current and non-current) (2)	933	5,561	2,302	8,796
Total (3)	$933	$5,561	$10,570	$17,064
Financial liabilities
Accounts payable and other (2) (4)	$435	$370	$9,063	$9,868
Borrowings (current and non-current)	—	—	23,776	23,776
Total	$435	$370	$32,839	$33,644
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,048 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $4,704 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $8,064 million.
(a)Hedging activities
Net investment hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2021, a pre-tax net gain of $167 million (March 31, 2020: pre-tax net gain of $319 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2021, there was a derivative asset balance of $28 million (December 31, 2020: $17 million) and derivative liability balance of $54 million (December 31, 2020: $59 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2021, a pre-tax net gain of $67 million (March 31, 2020: pre-tax net loss of $262 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2021, there was a derivative asset balance of $82 million (December 31, 2020: $82 million) and derivative liability balance of $234 million (December 31, 2020: $311 million) relating to the derivative contracts designated as cash flow hedges.
Derivative instruments not designated in a hedging relationship are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $371 million (December 31, 2020: $341 million) of financial assets and $77 million (December 31, 2020: $11 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates of what market participants would use in pricing the asset or liability at the measurement date.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
There were no transfers between levels during the three months ended March 31, 2021. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2021 and December 31, 2020:

	March 31, 2021			December 31, 2020
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$541	$—	$—	$481	$—	$—
Corporate and government bonds	66	4,031	—	—	4,049	—
Derivative assets	9	225	—	46	231	—
Other financial assets (1)	685	654	371	775	571	341
	$1,301	$4,910	$371	$1,302	$4,851	$341
Financial liabilities
Derivative liabilities	$14	$443	$—	$72	$722	$—
Other financial liabilities	—	1	77	—	—	11
	$14	$444	$77	$72	$722	$11
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares in our business services segment. Level 1 other financial assets are primarily publicly traded securities. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures.
The following table presents the change in the balance of financial assets classified as Level 3 as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Balance at beginning of period	$341	$287
Fair value change recorded in net income	1	(2)
Fair value change recorded in other comprehensive income	9	(3)
Additions	20	221
Disposals	—	(162)
Balance at end of period	$371	$341
(b)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at March 31, 2021, $28 million of financial assets (December 31, 2020: $68 million) and $6 million of financial liabilities (December 31, 2020: $14 million) were offset in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Current
Marketable securities	$1,064	$995
Restricted cash (1)	1,727	833
Derivative contracts	128	167
Loans and notes receivable	186	195
Other financial assets (2)	243	385
Total current	$3,348	$2,575
Non-current
Marketable securities	$3,471	$3,535
Restricted cash	279	272
Derivative contracts	106	110
Loans and notes receivable	968	1,002
Other financial assets (2)	1,589	1,302
Total non-current	$6,413	$6,221
____________________________________
(1)Restricted cash includes $1,297 million related to the privatization of Sagen MI Canada Inc. (“Sagen”) that closed on April 1, 2021. See Note 26 for additional details.
(2)Other financial assets include secured debentures, asset-backed securities and preferred shares in the partnership’s business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Current, net	$4,508	$4,306
Non-current, net
Accounts receivable	55	60
Retainer on customer contract	78	68
Billing rights	517	555
Total non-current, net	$650	$683
Total	$5,158	$4,989
Non-current billing rights primarily represent unbilled rights arising at BRK Ambiental Participações S.A. (“BRK Ambiental”) from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction services business has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Raw materials and consumables	$930	$980
Fuel products (1)	680	648
Work in progress	585	638
RTFO certificates (2)	423	365
Finished goods and other (3)	960	1,065
Carrying amount of inventories	$3,578	$3,696
____________________________________
(1)Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Renewable Transport Fuel Obligations (“RTFO”) certificates held for trading as at March 31, 2021 have a fair value of $6 million (December 31, 2020: $25 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8.    DISPOSITIONS
For the three month period ended March 31, 2021, the partnership recognized a net gain on dispositions of $1,807 million (March 31, 2020: net gain of $183 million), primarily due to the deconsolidation of its investment in GrafTech International Limited (“GrafTech”).
On January 14, 2021 the partnership, together with institutional partners, sold 20 million common shares of GrafTech as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in GrafTech to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the unaudited interim condensed consolidated statements of changes in equity, of which $82 million was attributable to the partnership.
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in a loss of control of GrafTech (the “GrafTech Deconsolidation”). As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the unaudited interim condensed consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional investors, in GrafTech shares, cash proceeds received on the sale of GrafTech shares to third parties, net of the derecognition of net assets and non-controlling interests in GrafTech.
The partnership retained significant influence and recorded an investment in associate for its 13% ownership interest in GrafTech at its fair value of $420 million based on the closing market price of GrafTech shares on March 1, 2021 and is accounting for the investment using the equity method.
Additionally, the partnership recognized a pre-tax gain of $41 million from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes related to these securities were recorded in other income (expense), net in the unaudited interim condensed consolidated statements of operating results.
The gain recognized in the three month period ended March 31, 2020 is primarily related to the partnership’s sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Current
Work in progress (1)	$514	$488
Prepayments and other assets	666	650
Assets held for sale	436	35
Total current	$1,616	$1,173
Non-current
Work in progress (1)	$44	$48
Prepayments and other assets	331	363
Total non-current	$375	$411
____________________________________
(1)See Note 15 for additional information.
NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Gross carrying amount
Balance at beginning of period	$18,004	$16,502
Additions	237	1,526
Dispositions (1)	(857)	(599)
Acquisitions through business combinations (2)	41	79
Assets reclassified as held for sale	(18)	(56)
Foreign currency translation and other	(139)	552
Balance at end of period	$17,268	$18,004
Accumulated depreciation and impairment
Balance at beginning of period	$(4,022)	$(2,610)
Depreciation/depletion/impairment expense	(523)	(1,686)
Dispositions (1)	324	316
Assets reclassified as held for sale	11	26
Foreign currency translation and other	8	(68)
Balance at end of period	$(4,202)	$(4,022)
Net book value (3)	$13,066	$13,982
____________________________________
(1)The partnership derecognized $505 million of property, plant and equipment, net of accumulated amortization, related to the GrafTech Deconsolidation. Refer to Note 8 for additional information.
(2)See Note 3 for additional information.
(3)Includes right-of-use assets of $1,240 million as at March 31, 2021 and $1,252 million as at December 31, 2020.
During the quarter, the partnership recorded total impairment expense, net of $201 million in the unaudited interim condensed consolidated statements of operating results which primarily related to the closure of one of the partnership’s North American recycling facilities within the industrials segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Gross carrying amount
Balance at beginning of period	$12,874	$12,504
Additions	42	610
Dispositions (1)	(143)	(173)
Acquisitions through business combinations (2)	67	171
Assets reclassified as held for sale	—	(1)
Foreign currency translation	(338)	(237)
Balance at end of period	$12,502	$12,874
Accumulated amortization and impairment
Balance at beginning of period	$(1,613)	$(945)
Amortization/impairment expense	(195)	(752)
Dispositions (1)	73	90
Foreign currency translation	36	(6)
Balance at end of period	$(1,699)	$(1,613)
Net book value	$10,803	$11,261
____________________________________
(1)The partnership derecognized $71 million of intangible assets, net of accumulated amortization, related to the GrafTech Deconsolidation. Refer to Note 8 for additional information.
(2)See Note 3 for additional information.
NOTE 12.    GOODWILL

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Balance at beginning of period	$5,244	$5,218
Acquisitions through business combinations (1)	301	(83)
Dispositions (2)	(171)	(215)
Foreign currency translation	(101)	324
Balance at end of period	$5,273	$5,244
____________________________________
(1)See Note 3 for additional information.
(2)Relates to the GrafTech Deconsolidation. Refer to Note 8 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Balance at beginning of year	$1,690	$1,273
Acquisitions through business combinations (1)	20	(5)
Additions (2)	422	446
Dispositions	(29)	(30)
Share of net income	29	57
Share of other comprehensive income (loss)	(2)	6
Distributions received	(24)	(41)
Foreign currency translation	(8)	(16)
Reclassification to assets held for sale (3)	(373)	—
Balance at end of period	$1,725	$1,690
____________________________________
(1)See Note 3 for additional information.
(2)Includes an equity accounted investment in GrafTech recorded upon deconsolidation of the investment on March 1, 2021. Refer to Note 8 for additional information.
(3)As at March 31, 2021, assets held for sale included an equity accounted investment in the partnership’s industrials segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Current:
Accounts payable	$3,060	$2,971
Accrued and other liabilities (1) (2)	4,228	3,864
Lease liabilities	226	222
Financial liabilities (5)	505	727
Unearned premiums reserve (3)	550	533
Work in progress (4)	1,422	1,539
Provisions and decommissioning liabilities	512	560
Liabilities held for sale	17	—
Total current	$10,520	$10,416
Non-current:
Accounts payable	$78	$82
Accrued and other liabilities (2)	1,204	1,325
Lease liabilities	1,106	1,142
Financial liabilities (5)	2,360	2,457
Unearned premiums reserve (3)	1,394	1,356
Work in progress (4)	18	23
Provisions and decommissioning liabilities	983	1,131
Total non-current	$7,143	$7,516
____________________________________
(1)Includes bank overdrafts of $505 million as at March 31, 2021 (December 31, 2020: $400 million).
(2)Includes post-employment benefits of $960 million ($13 million current and $947 million non-current) as at March 31, 2021 and $1,018 million ($19 million current and $999 million non-current) as at December 31, 2020.
(3)See Note 25 for additional information.
(4)See Note 15 for additional information.
(5)Includes financial liabilities of $1,819 million ($65 million current and $1,754 million non-current) as at March 31, 2021 and $1,847 million ($56 million current and $1,791 million non-current) as at December 31, 2020 related to the sale and leaseback of hospitals.
NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Contract costs incurred to date	$26,082	$26,411
Profit recognized to date (less recognized losses)	1,454	1,476
	27,536	27,887
Less: progress billings	(28,418)	(28,913)
Contract work in progress (liability)	$(882)	$(1,026)
Comprising:
Amounts due from customers – work in progress	$558	$536
Amounts due to customers – creditors	(1,440)	(1,562)
Net work in progress	$(882)	$(1,026)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 16.    BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by global banks. The credit facilities are available in euros, sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At March 31, 2021, the partnership had $2,075 million available on its bilateral credit facilities with a maturity date of June 29, 2026. The balance drawn on the bilateral credit facility at March 31, 2021 is $nil (December 31, 2020: $310 million).
The partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, Brookfield Business L.P. (“Holding LP”), and the holding entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 30, 2024. As at March 31, 2021, the credit facility remains undrawn.
The partnership is currently in compliance with or has obtained waivers related to all material covenant requirements, and the partnership continues to monitor performance against such covenant requirements.
Refer to Note 17 for further details on the Deposit Agreement with Brookfield. As at March 31, 2021, the balance on deposit from Brookfield was $515 million.
(b)Non-recourse subsidiary borrowings of the partnership
Total non-recourse subsidiary borrowings of the partnership as at March 31, 2021 were $22,159 million (December 31, 2020: $23,166 million).
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial management covenants, however, some are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants.
The partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and the partnership continues to work with its businesses to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with the parent company
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at March 31, 2021, the amount of the deposit from Brookfield was $515 million (December 31, 2020: $300 million). For the three months ended March 31, 2021, the partnership paid interest expense of $2 million on these deposits.
The partnership pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three months ended March 31, 2021 was $18 million (March 31, 2020: $16 million).
In its capacity as the holder of the special limited partnership units (“Special LP Units”) of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2021 was $nil (March 31, 2020: $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
(b)Subsidiary recapitalization
On March 24, 2021, the partnership funded the remaining capital committed to Cardone Industries, Inc. (“Cardone”) in connection with the debt restructuring agreement entered into on May 13, 2020. As part of the debt restructuring agreement, former debtholders of Cardone agreed to participate in an equity rights offering, in exchange for extinguishment of their existing debt from Cardone. As part of this debt restructuring agreement Cardone received capital commitments of up to $180 million from some of its former debtholders. The partnership has funded $95 million to date, representing its total commitment.
(c)Other
The following tables summarize other transactions and balances the partnership has entered into with related parties:

	Three months ended
(US$ MILLIONS)	March 31, 2021	March 31, 2020
Transactions during the period
Business services revenues (1)	$153	$120
____________________________________
(1) Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Balances at end of period
Accounts and other receivable, net	$191	$98
Accounts payable and other	$100	$97

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk, currency risk, interest rate risk, commodity risk and other price risks. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instruments positions are as follows:

	March 31, 2021		December 31, 2020
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$117	$102	$129	$122
Cross currency swaps	4	—	3	1
Interest rate derivatives	75	318	65	553
Equity derivatives	—	3	—	28
Commodities contracts	38	34	80	90
Total	$234	$457	$277	$794
Total current	$128	$129	$167	$340
Total non-current	$106	$328	$110	$454

NOTE 19.    EQUITY
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Holding LP, a holding subsidiary of Brookfield Business Partners L.P., held by Brookfield, and Special LP Units in Holding LP held by Brookfield.
For the three months ended March 31, 2021, the partnership made distributions to LP Units, GP Units and Redemption-Exchange Units of $9 million, or approximately $0.0625 per unit (March 31, 2020: $9 million, or approximately $0.0625 per unit). For the three months ended March 31, 2021, the partnership distributed $798 million (March 31, 2020: $675 million) to others who have interests in the operating subsidiaries, primarily resulting from the distributions of proceeds from the sale of GrafTech common shares, combined with the distribution of proceeds from the sale of investments in public securities.
During the three month period ended March 31, 2021, the partnership repurchased and canceled 363,102 LP Units (March 31, 2020: 382,920 LP Units).
(a)Earnings per limited partner unit
Net income attributable to limited partnership unitholders for the three months ended March 31, 2021 was $281 million (March 31, 2020: net loss of $67 million). The weighted average number of LP Units was 78.8 million for the three months ended March 31, 2021 (March 31, 2020: 81.0 million).
(b)Incentive distribution to Special LP units
In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the LP Unit price over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high water mark. During the three months ended March 31, 2021, the volume-weighted average price was $39.88 per LP Unit, which was below the previous incentive distribution threshold of $41.96 per LP Unit, resulting in an incentive distribution of $nil (March 31, 2020: $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
(c)GP Units and LP Units

UNITS	GP Units	LP Units	Total
Balance as at January 1, 2021	4	79,031,984	79,031,988
Repurchased and canceled	—	(363,102)	(363,102)
Balance as at March 31, 2021	4	78,668,882	78,668,886
(d)Redemption-Exchange Units

UNITS	Redemption-Exchange Units
Balance as at January 1, 2021	69,705,497
Repurchased and canceled	—
Balance as at March 31, 2021	69,705,497

NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	(52)	7	35	(10)
Ownership changes	—	—	(38)	(38)
Balance as at March 31, 2021	$(196)	$59	$(91)	$(228)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	(179)	(19)	23	(175)
Ownership changes	—	1	—	1
Balance as at March 31, 2020	$(348)	$(7)	$(37)	$(392)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(b)Attributable to non-controlling interests – Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(199)	$45	$(77)	$(231)
Other comprehensive income (loss)	(46)	6	31	(9)
Ownership changes	—	—	38	38
Balance as at March 31, 2021	$(245)	$51	$(8)	$(202)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	(155)	(16)	20	(151)
Ownership changes	$—	$1	$—	$1
Balance as at March 31, 2020	$(376)	$(6)	$(32)	$(414)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the Master Services Agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the three months ended March 31, 2021, and March 31, 2020 by nature. Comparative figures have been reclassified to conform to current period’s presentation.

	Three months ended
(US$ MILLIONS)	March 31, 2021	March 31, 2020
Cost of sales	$7,435	$8,023
Compensation	991	868
Property taxes, sales taxes and other	10	10
Total	$8,436	$8,901
Inventories recognized as cost of sales during the three month period ended March 31, 2021 amounted to $6,295 million (March 31, 2020: $6,109 million).
NOTE 22.    REVENUES
(a)Revenues by type
The table below summarizes the partnership’s segment revenues by type of revenue for the three months ended March 31, 2021:

	Three months ended March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$5,660	$978	$2,813	$—	$9,451
Other revenues	242	133	3	—	378
Total revenues	$5,902	$1,111	$2,816	$—	$9,829

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
The table below summarizes the partnership’s segment revenues by type of revenue for the three months ended March 31, 2020:

	Three months ended March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$6,340	$1,002	$2,445	$—	$9,787
Other revenues	189	168	2	—	359
Total revenues	$6,529	$1,170	$2,447	$—	$10,146
(b)Timing of recognition of revenues from contracts with customers
The table below summarizes the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2021:

	Three months ended March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$4,662	$423	$2,779	$—	$7,864
Services transferred over a period of time	998	555	34	—	1,587
Total revenues from contracts with customers	$5,660	$978	$2,813	$—	$9,451
The table below summarizes the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2020:

	Three months ended March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$5,336	$395	$2,405	$—	$8,136
Services transferred over a period of time	1,004	607	40	—	1,651
Total revenues from contracts with customers	$6,340	$1,002	$2,445	$—	$9,787

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
(c)     Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three months ended March 31, 2021 and March 31, 2020:

	Three months ended March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$3,538	$52	$49	$—	$3,639
United States of America	77	377	1,060	—	1,514
Europe	303	313	769	—	1,385
Australia	1,043	7	11	—	1,061
Canada	519	31	135	—	685
Brazil	48	4	193	—	245
Mexico	—	—	188	—	188
India	2	—	5	—	7
Other	130	194	403	—	727
Total revenues from contracts with customers	$5,660	$978	$2,813	$—	$9,451
Other revenues	$242	$133	$3	$—	$378
Total revenues	$5,902	$1,111	$2,816	$—	$9,829

	Three months ended March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$4,257	$75	$47	$—	$4,379
United States of America	1	546	887	—	1,434
Europe	262	229	719	—	1,210
Australia	987	4	11	—	1,002
Canada	494	19	128	—	641
Brazil	143	23	206	—	372
Mexico	—	—	192	—	192
India	—	—	3	—	3
Other	196	106	252	—	554
Total revenues from contracts with customers	$6,340	$1,002	$2,445	$—	$9,787
Other revenues	$189	$168	$2	$—	$359
Total revenues	$6,529	$1,170	$2,447	$—	$10,146

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 23.    SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Makers (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations (“Company FFO”) and Company EBITDA. Company FFO is calculated as the partnership’s share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of the partnership’s share of realized disposition gains and losses, interest income and expense, and current income taxes.
The tables below provide each segment’s results in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Each segment is presented on a proportionate basis, taking into account the partnership’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The tables below reconcile the partnership’s share of its consolidated results to the partnership’s IFRS consolidated statements of operating results on a line by line basis.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020

	Three months ended March 31, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,922	$480	$771	$—	$3,173	$6,656	$9,829
Direct operating costs	(1,787)	(355)	(596)	(3)	(2,741)	(5,695)	(8,436)
General and administrative expenses	(34)	(17)	(23)	(22)	(96)	(155)	(251)
Equity accounted Company EBITDA (2)	3	28	20	—	51	45	96
Company EBITDA	104	136	172	(25)	387
Gain (loss) on acquisitions / dispositions, net (3)	—	—	402	—	402	732	1,134
Other income (expense), net (4)	(2)	(1)	—	—	(3)	(10)	(13)
Interest income (expense), net	(12)	(39)	(58)	(4)	(113)	(235)	(348)
Current income tax (expense) recovery (5)	(18)	(7)	(91)	10	(106)	(96)	(202)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(2)	(16)	(4)	—	(22)	(7)	(29)
Company FFO	70	73	421	(19)	545
Depreciation and amortization expense (6)					(182)	(360)	(542)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions / dispositions, net (3)					223	450	673
Current income tax (expense) recovery (5)					9	—	9
Other income (expense), net (4)					25	27	52
Deferred income tax (expense) recovery					(6)	40	34
Non-cash items attributable to equity accounted investments (2)					(26)	(12)	(38)
Net income (loss)					$530	$1,237	$1,767
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $29 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,807 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $39 million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to current income tax (expense) recovery of $(193) million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three month period ended March 31, 2021, depreciation and amortization expense by segment is as follows: business services $103 million, infrastructure services $172 million, industrials $267 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020

	Three months ended March 31, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,012	$498	$695	$—	$3,205	$6,941	$10,146
Direct operating costs	(1,965)	(347)	(528)	(2)	(2,842)	(6,059)	(8,901)
General and administrative expenses	(36)	(16)	(29)	(24)	(105)	(139)	(244)
Equity accounted Company EBITDA (2)	8	21	7	—	36	36	72
Company EBITDA	19	156	145	(26)	294
Gain (loss) on acquisitions / dispositions, net	46	—	(1)	—	45	138	183
Other income (expense), net (3)	2	(3)	—	—	(1)	1	—
Interest income (expense), net	(15)	(40)	(65)	6	(114)	(250)	(364)
Current income tax (expense) recovery	(9)	(2)	(21)	11	(21)	(54)	(75)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(1)	(7)	(1)	—	(9)	(5)	(14)
Company FFO	42	104	57	(9)	194
Depreciation and amortization expense (4)					(179)	(359)	(538)
Impairment expense, net					(52)	(61)	(113)
Other income (expense), net (3)					(96)	(121)	(217)
Deferred income tax (expense) recovery					47	51	98
Non-cash items attributable to equity accounted investments (2)					(40)	(27)	(67)
Net income (loss)					$(126)	$92	$(34)
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $(9) million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $(217) million as per the unaudited interim condensed consolidated statements of operating results.
(4)For the three month period ended March 31, 2020, depreciation and amortization expense by segment is as follows: business services $110 million, infrastructure services $165 million, industrials $263 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership’s assets by reportable operating segment as at March 31, 2021 and December 31, 2020:

	As at March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$22,312	$10,503	$21,763	$127	$54,705

	As at December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$19,884	$10,839	$23,929	$94	$54,746

NOTE 24.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended
(US$ MILLIONS)	March 31, 2021	March 31, 2020
Interest paid	$222	$236
Income taxes paid	$103	$86
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three months ended
(US$ MILLIONS)	March 31, 2021	March 31, 2020
Accounts receivable	$(416)	$380
Inventory	(118)	190
Prepayments and other	(93)	(3)
Accounts payable and other	228	(447)
Changes in non-cash working capital, net	$(399)	$120

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three months ended
March 31, 2021 and 2020
NOTE 25.   INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts at Sagen:
(a)Premiums and unearned premiums reserve

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Unearned premiums reserve, beginning of the period	$1,889	$1,625
Premiums written during the period	176	744
Premiums earned during the period	(149)	(521)
Foreign currency translation	28	41
Unearned premiums reserve, end of the period	$1,944	$1,889
(b)Losses on claims and loss reserves

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Case reserves	$73	$78
Incurred but not reported reserves	54	53
Discounting	(1)	(1)
Provision for adverse deviation	14	14
Total loss reserves	$140	$144
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Loss reserves, beginning of the period	$144	$105
Claims paid during the period	(12)	(50)
Losses on claims related to the current period	6	85
Foreign currency translation	2	4
Loss reserves, end of the period	$140	$144

NOTE 26.    SUBSEQUENT EVENTS
(a)Privatization of Sagen
On April 1, 2021, together with institutional investors, the partnership completed the acquisition of the remaining 43% publicly held shares of Sagen. Net of the $750 million financing raised, the partnership funded approximately $185 million of the $1.3 billion total consideration. Upon closing of the transaction, the partnership’s ownership in Sagen increased to approximately 40% and the partnership will continue to consolidate the investment.
(b)Distribution
On May 4, 2021, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2021 to unitholders of record as at the close of business on May 28, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at March 31, 2021 and December 31, 2020, and results of operations for the three months ended March 31, 2021 and 2020. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at March 31, 2021 and December 31, 2020, and for the three months ended March 31, 2021 and 2020, or the interim financial statements. This MD&A was prepared as of May 6, 2021. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements
This MD&A contains “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current period and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our financial condition and liquidity;
•market volatility and the market price of our LP Units;
•changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions including as a result of government mandated economic restrictions related to the ongoing pandemic of a novel strain of coronavirus, COVID-19 (“COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•adverse conditions in the global equity, capital and credit markets;
•the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;
•strategic actions, including acquisitions and dispositions;
•the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;
•risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;
•actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;
•the effective integration of acquisitions into our existing operations;
•the cyclical nature of most of our operations;
•actions of competitors;
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•risks commonly associated with a separation of economic interest from control;
•the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;
•actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);
•technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;
•changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the effect of applying future accounting changes;
•failure to maintain effective internal controls;
•governmental investigations;
•pending or threatened litigation;
•changes in tax laws;
•ability to collect amounts owed;
•ability to obtain adequate insurance at commercially reasonable rates;
•possible environmental liabilities and other contingent liabilities, including those related to climate change;
•the impact of the potential break-up of political-economic unions (or the departure of a union member);
•catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics;
•the possible impact of international conflicts and other developments including terrorist acts;
•risks relating to our reliance on technology, including cyberterrorism;
•the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and
•other risks and factors described in our most recent Annual Report on Form 20-F under the heading “Risk Factors” and as detailed from time to time in other documents we file with the securities regulators in Canada and the U.S.
In addition, our future results may be impacted by COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in our most recent Annual Report on Form 20-F.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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These risk factors and others are discussed in detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of government mandated economic restrictions resulting from the COVID-19 pandemic in certain jurisdictions in which we operate. These forward-looking statements and information are made as of the date of this MD&A.
For a more comprehensive list of risks and uncertainties, please refer to our most recent Annual Report on Form 20-F under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2020, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2020 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (“Holding LP”), a holding subsidiary of our company, held by Brookfield, and special limited partnership units (“Special LP Units”) in Holding LP held by Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units and Special LP Units will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, GP Units, Redemption-Exchange Units and Special LP Units will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$”, Brazilian reais are identified as “R$”, British pounds are identified as “£”, euros are identified as “€”, Indian rupees are identified as “INR”, and Canadian dollars are identified as “C$”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
3

Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, financing services and other businesses;
ii.Infrastructure services, which includes services to the nuclear power generation industry and offshore oil production industry, and access, forming and shoring solutions and specialized services;
iii.Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of other industrial operations; and
iv.Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown of total assets of $54,705 million as at March 31, 2021 and revenues of $9,829 million for the three months ended March 31, 2021 by operating segment and region.

Operating segments	Assets	Revenues
(US$ MILLIONS)	As at March 31, 2021	Three months ended March 31, 2021
Business services	$22,312	$5,902
Infrastructure services	10,503	1,111
Industrials	21,763	2,816
Corporate and other	127	—
Total	$54,705	$9,829

Regions	Assets	Revenues
(US$ MILLIONS)	As at March 31, 2021	Three months ended March 31, 2021
United Kingdom	$4,518	$3,640
United States of America	12,152	1,517
Europe	8,760	1,464
Australia	6,001	1,061
Canada	10,614	883
Brazil	4,611	294
Mexico	2,322	188
India	2,060	46
Other	3,667	736
Total	$54,705	$9,829
Business services
Our business services segment consists of (i) residential mortgage insurance services, (ii) healthcare services, (iii) road fuel distribution and marketing, (iv) real estate and construction services, (v) financing services and (vi) other businesses.
Our residential mortgage insurance services business, Sagen MI Canada Inc. (“Sagen”), is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurance services business plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
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Sagen has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. Sagen underwrites mortgage insurance for residential properties in all provinces and territories of Canada and has the leading market share among private-sector mortgage insurers.
The revenues in our residential mortgage insurance services business consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains and losses on the investment portfolio within the business.
On April 1, 2021, together with institutional investors, we completed the acquisition of the remaining 43% publicly held shares of Sagen. Net of financing raised of $750 million, we funded approximately $185 million of the $1.3 billion total consideration. Upon closing of the transaction, our economic ownership in Sagen increased to approximately 40%.
Our Australian healthcare services business, Healthscope Limited (“Healthscope”), is a leading private hospital operator in Australia and operates 42 private hospitals. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables.
The majority of Healthscope’s revenues are generated primarily from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our integrated renewables, fuel retail and fuel supply platform, Greenergy Fuels Holding Limited (“Greenergy”), is one of the largest biofuel producers in Europe. Greenergy operates an extensive gas station portfolio across Canada and Ireland and operates significant infrastructure assets in its key geographies. Greenergy’s renewables platform produces waste-based biofuels which are critical to energy transition. The integration with our fuel supply business allows Greenergy to capture value throughout the supply chain. The company operates a portfolio of over 275 retail gas stations and associated convenience kiosks throughout Canada and Ireland. The business benefits from significant scale and strong customer loyalty primarily through its PC Optimum loyalty program in Canada. On April 8, 2021, the business completed its acquisition of a fuel distributor and retailer based in Ireland which included a network of 35 retail fuel sites around the country.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. We primarily operate in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe and may be impacted by the fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction services business can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Our financing company, IndoStar Capital Finance Limited (“IndoStar”), is a leading Indian non-bank financial company primarily focused on commercial vehicle lending and affordable housing. IndoStar caters to over 51,000 customers and helps them buy their first home, secure commercial vehicle financing, or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 200 branches, the business is well established to cater to the growing credit demand in the country.
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Our entertainment business, in partnership with a leading Canadian operator, owns and operates three entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Brazilian fleet management business, Ouro Verde Locação e Seviços S.A (“Ouro Verde”), is one of the leading providers of heavy equipment and light vehicle leasing in Brazil. Ouro Verde leases a variety of assets to corporate clients under long-term inflation linked contracts, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. The company has a seasoned management team, a large fleet, nationwide presence, a wide network of accredited maintenance shops, longstanding relationships with original equipment manufacturers (“OEMs”) and a reputation for value-added services. Ouro Verde has been able to sustain high contract renewal rates with its high-quality clients as well as to diversify into new asset and industry classes.
On January 8, 2021, together with institutional partners, we closed the acquisition of Everise Holdings Pte. Ltd. (“Everise”) for $360 million, which comprised $220 million of equity. Everise is a business process outsourcing company which specializes in managing customer interactions for large global healthcare and technology clients primarily in the U.S. Our share of the investment was $80 million for a 36% economic interest.
Infrastructure services
Our infrastructure services segment comprises (i) a global provider of services to the nuclear power generation industry, (ii) a service provider to the offshore oil production industry, and (iii) a global provider of work access, forming and shoring solutions and specialized services.
Westinghouse Electric Company (“Westinghouse”) is one of the world’s leading suppliers of services to the nuclear power generation industry and generates a significant majority of its earnings from recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse is the OEM or technology provider for approximately 50% of global commercial nuclear power plants and provides services to approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly skilled workforce with world-class capabilities across a range of technologies. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
Westinghouse generates revenues through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse’s products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.
The majority of profitability generated by Westinghouse’s core operating plants business is driven by recurring refueling and maintenance outages. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter-year and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its fuel operations revenues as it makes shipments to customers ahead of the spring and fall, when power plants generally go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants and performs decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Altera Infrastructure L.P. (“Altera”), our service provider to the offshore oil production industry, is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Altera operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs), and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
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As a fee-based business focused on critical services, Altera has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
Brand Industrial Holdings Inc. (“BrandSafway”) is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in 30 countries worldwide. BrandSafway’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of BrandSafway’s services are recurring and based on the ongoing maintenance requirements of its global customers. In December 2020, BrandSafway acquired Big City Access, and became one of the largest premier commercial work access providers in Texas.
In our infrastructure services segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment comprises (i) a global manufacturer of automotive batteries, (ii) manufacturer of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of other industrial operations.
Clarios Global LP (“Clarios”) is a global market leader in manufacturing automotive batteries and has approximately 16,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 150 countries. The business manufactures and distributes over 140 million batteries per year, which power one in three cars in the world.
Clarios batteries power both internal combustion engine and electric vehicles. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for the company. The business is working hand-in-hand with most global OEMs to design and integrate its advanced battery technologies into their platforms, including electric vehicle platforms. The business is also working with several manufacturers on their next generation vehicle platforms.
Clarios distributes products primarily to OEMs and aftermarket retailers. Approximately 25% of the unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. Approximately 75% of the unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.
GrafTech International Ltd. (“GrafTech”), is a manufacturer of a broad range of high-quality graphite electrodes. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals and are consumed in the electric arc furnaces, steel melting process, the steel making technology used by all mini-mills. The business also manufactures petroleum needle coke, which is the key material in the production of graphite electrodes.
On January 14, 2021, together with institutional partners, we sold 20 million shares of GrafTech for proceeds of $214 million, resulting in a pre-tax gain of $239 million recognized directly in equity, of which $82 million was attributable to the partnership. Subsequently, on March 1, 2021, together with institutional partners, we sold an additional 30 million shares of GrafTech for total proceeds of $350 million. We recorded a pre-tax gain of $1,764 million within the unaudited interim condensed consolidated statements of operating results, of which $609 million was attributable to the partnership. As a result of the sale, our economic ownership interest in the business was reduced to approximately 13% and resulted in the deconsolidation of our investment in GrafTech. We retained significant influence in the investment and recorded an investment in associate which is being accounted for using the equity method.
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BRK Ambiental Participações S.A. (“BRK Ambiental”) is the leading private sanitation company that provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concessions, public private partnerships and take-or-pay contracts throughout Brazil. BRK Ambiental provides services that benefit more than 15 million people in over 100 municipalities in Brazil.
Our Canadian natural gas properties produce approximately 43,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operation’s financial condition.
Our industrial mining operations comprises the operation and development of a limestone mine located in Alberta, Canada. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, and other critical infrastructure. The limestone quarry has 568 million tons of proven mineral reserves and 750 million tons of proven and probable mineral reserves. Decommissioning liabilities for the mine sites are recognized when incurred and reclamation costs are secured by a letter of credit.
Schoeller Allibert Group B.V. is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Cardone Industries, Inc. (“Cardone”) is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets (asset retirement obligations). The present value of these estimated future costs are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since December 31, 2020:
On January 8, 2021, together with institutional investors, we closed the acquisition of Everise for $360 million, which comprised $220 million of equity. Everise is a business process outsourcing company which specializes in managing customer interactions for large global healthcare and technology clients primarily in the U.S. Our share of the investment was $80 million for a 36% economic interest.
On January 14, 2021, together with institutional partners, we sold 20 million shares of GrafTech for proceeds of $214 million, resulting in a pre-tax gain of $239 million recognized directly in equity, of which $82 million was attributable to the partnership. Subsequently, on March 1, 2021, together with institutional partners, we sold an additional 30 million shares of GrafTech for total proceeds of $350 million. We recorded a pre-tax gain of $1,764 million within the unaudited interim condensed consolidated statements of operating results, of which $609 million was attributable to the partnership. As a result of the sale, our economic ownership interest in the business was reduced to approximately 13% and resulted in the deconsolidation of our investment in GrafTech. We retained significant influence in the investment and recorded an investment in associate which is being accounted for using the equity method (the “GrafTech Deconsolidation”).
On April 1, 2021, together with institutional investors, we completed the acquisition of the remaining 43% publicly held shares of Sagen. Net of $750 million financing raised, we funded approximately $185 million of the $1.3 billion total consideration. Upon closing of the transaction, our economic ownership in Sagen increased to approximately 40%.
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Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, we continue to progress operational improvements at our recent acquisitions. On January 8, 2021, together with institutional investors, we closed the acquisition of Everise for $360 million, which comprised $220 million of equity. Everise is a business process outsourcing company which specializes in managing customer interactions for large global healthcare and technology clients primarily in the U.S. Our share of the investment was $80 million for a 36% economic interest. Everise is an essential service provider to its customer base and has a strong track record of delivering best-in-class service and meaningfully reducing customer costs, resulting in stable profitability. Looking forward, we have identified opportunities to continue to grow the business, particularly in the high growth healthcare and technology sectors. In addition, on April 1, 2021, together with institutional partners, we completed the privatization of Sagen, Canada’s largest private sector residential mortgage insurer. In a private setting, there is an opportunity to run the business more efficiently by optimizing its capital structure, enhancing market share and improving the yield earned on Sagen’s investment portfolio. At Healthscope, overall performance was steady and benefited from strong surgical volumes, as well as improved performance at the flagship Northern Beaches Hospital in Sydney during the quarter. Looking forward, management continues to refocus on business improvement initiatives including procurement savings and growth of its mental health and rehabilitation services.
Within our infrastructure services segment, at BrandSafway, activity levels continue to gradually recover despite impacts from ongoing restrictions at customer sites and near-term project delays related to the COVID-19 pandemic. Deferrals of required customer maintenance and turnaround work is leading to a significant backlog of project activity and the business should also benefit from a renewed focus on large-scale infrastructure spend in the U.S. Westinghouse, our service provider to the nuclear power industry performed well in the quarter. Results for the quarter reflected normal seasonality and the timing of customer outage activity which resulted in fewer planned fuel assembly shipments. We continue to advance initiatives to build value within the business.
Within our industrials segment, at Clarios, overall battery volumes increased approximately 24% over the first quarter last year driven by continued strong aftermarket demand and a gradual recovery in original equipment battery volumes. Despite the current challenging operating environment, the business has advanced initiatives on cost savings through key initiatives to debottleneck assembly plants, optimize its transportation network, reduce costs and improve the efficiency of its closed-loop recycling system. During the quarter, Clarios announced the closure of one of its North American recycling facilities as part of the company’s broader transformation plan to optimize its U.S. operations and improve the overall efficiency of its supply chain. BRK Ambiental, our essential provider of water and wastewater services in Brazil, contributed stable operating performance driven by continued growth within its existing service network. Looking forward, the business remains focused on advancing high priority capital growth projects to expand its service networks and add new customer connections. The business is preparing to take operational control of the recently acquired Maceió concession in the first half of the year. At GrafTech, an improving outlook for global steel demand is expected to translate to higher graphite electrode pricing and volumes in the second half of the year. We also continue to seek monetization opportunities within this segment. During the first quarter of 2021, together with institutional partners, we sold 50 million common shares of GrafTech. Our share of the after-tax proceeds was $170 million. As a result of the sale of shares, our economic ownership interest in the business was reduced to 13%. In addition to our operating companies, the significant decline in the price of public securities in early 2020 created an opportunity for the partnership, alongside institutional partners, to invest in high-quality businesses. During the first quarter of 2021, together with institutional partners, we sold a significant portion of these public securities. Our share of the after-tax proceeds was $133 million.
Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. In both North America and Europe, we are looking at several high-quality businesses in industries we know well. In India and Brazil, our teams remain focused on add-ons to enhance the capabilities and scale of our existing operations that are benefiting from our sponsorship and access to capital in this environment. We have also increased our focus on healthcare and technology services where we believe our local presence and market insight can be a differentiator.
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The partnership’s overall financial position remains strong, and the partnership expects available liquidity and capital resources to be sufficient to finance its operations and working capital requirements for the foreseeable future. The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances and may change over time. There can be no assurance as to the growth in our cash flows, capital deployed for acquisitions or organic growth, or the future results of our operations and financial condition. See “Cautionary Statement Regarding Forward-looking Statements” included in this MD&A.
Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the three months ended March 31, 2021 and 2020
The table below summarizes our results of operations for the three months ended March 31, 2021 and 2020. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three months ended March 31,
(US$ MILLIONS, except per unit amounts)	2021	2020
Revenues	$9,829	$10,146
Direct operating costs	(8,436)	(8,901)
General and administrative expenses	(251)	(244)
Depreciation and amortization expense	(542)	(538)
Interest income (expense), net	(348)	(364)
Equity accounted income (loss), net	29	(9)
Impairment expense, net	(201)	(113)
Gain (loss) on acquisitions/dispositions, net	1,807	183
Other income (expense), net	39	(217)
Income (loss) before income tax	1,926	(57)
Current income tax (expense) recovery	(193)	(75)
Deferred income tax (expense) recovery	34	98
Net income (loss)	$1,767	$(34)
Attributable to:
Limited partners	$281	$(67)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	249	(59)
Special Limited Partners	—	—
Interest of others in operating subsidiaries	1,237	92
	$1,767	$(34)
Basic and diluted earnings per limited partner unit (1)	$3.57	$(0.84)
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for LP Units, for the three months ended March 31, 2021 was 148.5 million, and for the three months ended March 31, 2020 was 150.6 million.
For the three months ended March 31, 2021, net income was $1,767 million, with $530 million of net income attributable to Unitholders. For the three months ended March 31, 2020, net loss was $34 million, with $126 million of net loss attributable to Unitholders. The increase in net income was primarily due to the gain recognized on the partial sale of our interest in GrafTech during the quarter. The increase was partially offset by an impairment recorded at Clarios due to the closure of one of its North American recycling facilities.
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Revenues
For the three months ended March 31, 2021, revenues decreased $317 million to $9,829 million, compared to $10,146 million for the three months ended March 31, 2020. Revenues from our business services segment decreased by $627 million, primarily due to lower volumes at Greenergy due to lockdown restrictions imposed in the U.K. early in the quarter. The decrease was partially offset by contribution from the acquisition of Everise on January 8, 2021. Included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $59 million as a result of lower revenues at Westinghouse and Altera. Westinghouse’s current quarter results reflect normal seasonality aligned with the timing of customer outage cycles, whereby fuel assembly shipments as well as scope and volume of planned services of customer outages were lower than prior year. The decrease in revenues at Altera primarily relate to FPSO and FSO operations, which was partially offset by the stability of its shuttle tanker operations. Revenues from our industrials segment increased by $369 million primarily due to an increase in battery sales volumes due to strong growth in aftermarket demand and favorable mix due to an increase in higher margin advanced battery volumes, partially offset by the impact of the GrafTech Deconsolidation on March 1, 2021.
Direct operating costs
For the three months ended March 31, 2021, direct operating costs decreased by $465 million to $8,436 million, compared to $8,901 million for the three months ended March 31, 2020. The decrease was primarily due to lower variable costs as a result of the lower volumes at Greenergy as discussed above, combined with the impact of the GrafTech Deconsolidation on March 1, 2021. The decrease was partially offset by higher variable costs as a result of the increased volume at Clarios discussed above, combined with the contribution from the acquisition of Everise on January 8, 2021. As noted above, included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the three months ended March 31, 2021, the duty element included in revenues and direct operating costs was approximately $1,821 million.
General and administrative expenses
For the three months ended March 31, 2021, general and administrative, or G&A, expenses increased by $7 million to $251 million, compared to $244 million for the three months ended March 31, 2020. G&A expenses increased primarily due to the acquisition of Everise on January 8, 2021.
Depreciation and amortization expense
Depreciation and amortization (“D&A”) expense includes depletion related to our energy assets, depreciation of property, plant and equipment (“PP&E”), as well as the amortization of intangible assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Altera. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at Clarios and BRK Ambiental. D&A is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets.
For the three months ended March 31, 2021, D&A expense increased by $4 million to $542 million, compared to $538 million for the three months ended March 31, 2020. The increase in D&A expense was primarily due to the acquisition of Everise, partially offset by the impact of the GrafTech Deconsolidation on March, 1 2021.
Interest income (expense), net
For the three months ended March 31, 2021, net interest expense decreased by $16 million to $348 million, compared to $364 million for the three months ended March 31, 2020. The decrease was primarily due to the impact of the GrafTech Deconsolidation on March 1, 2021.
Equity accounted income, net
For the three months ended March 31, 2021, net equity accounted income increased by $38 million to $29 million, compared to net equity accounted loss of $9 million for the three months ended March 31, 2020. Net equity accounted income primarily comprised our investments in BrandSafway, GrafTech and One Toronto Gaming, our entertainment business, as well as equity accounted investments within Clarios, Altera and BRK Ambiental business operations. The increase was primarily due to increased contributions from the equity accounted investments at Clarios and Altera, combined with contributions from GrafTech following its recognition as an equity accounted investment on March 1, 2021.
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Impairment expense, net
For the three months ended March 31, 2021, net impairment expense increased by $88 million to $201 million, compared to $113 million for the three months ended March 31, 2020. The increase was primarily attributable to the closure of one of the North American recycling facilities at Clarios as part of the company’s broader plans to improve the efficiency of its U.S. operations.
Gain (loss) on acquisitions/dispositions, net
For the three months ended March 31, 2021, net gain on acquisitions/dispositions increased by $1,624 million to $1,807 million compared to $183 million for the three months ended March 31, 2020. For the three months ended March 31, 2021, net gain on acquisitions/dispositions primarily comprised the pre-tax gain of $1,764 million recognized on the GrafTech Deconsolidation. We also recognized a pre-tax gain of $41 million on the sale of our investment in public securities. For the three months ended March 31, 2020, net gains on acquisitions/dispositions primarily comprised the net gain recognized on the sale of our cold storage logistics business.
Other income (expense), net
For the three months ended March 31, 2021, net other income increased by $256 million to $39 million, compared to net other expense of $217 million for the three months ended March 31, 2020. Net other income of $39 million for the three months ended March 31, 2021 comprised unrealized mark-to-market net gains relating to public securities and derivative instruments. Net other expense of $217 million for the three months ended March 31, 2020 primarily comprised unrealized losses on derivative instruments used to reduce exposure to interest rate variability on Altera’s floating-rate debt, unrealized losses on the investment portfolio and derivatives at Sagen, combined with provisions recorded at our construction services business.
Income tax (expense) recovery
For the three months ended March 31, 2021, current income tax expense and deferred income tax recovery were $193 million and $34 million, respectively, compared to current income tax expense of $75 million and deferred income tax recovery of $98 million for the three months ended March 31, 2020. Current tax expense increased by $118 million primarily due to higher taxable income generated at Sagen, as well as tax associated with the disposition of investments within our industrials segment. Deferred income tax recovery decreased by $64 million primarily as a result of the non-cash gain recognized on the GrafTech Deconsolidation.
Our effective tax rate for the three months ended March 31, 2021 was 8%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in the global tax rates gave rise to a 5% decrease in our effective tax rate. In addition, our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities, while our consolidated tax provision includes only our proportionate share of the tax provision of these entities which gave rise to a 14% decrease in our effective tax rate.
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Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2021	2020				2019
(US$ MILLIONS, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$9,829	$10,049	$10,070	$7,370	$10,146	$11,320	$11,794	$10,717
Direct operating costs	(8,436)	(8,557)	(8,722)	(6,285)	(8,901)	(9,969)	(10,389)	(9,776)
General and administrative expenses	(251)	(260)	(236)	(228)	(244)	(228)	(215)	(211)
Depreciation and amortization expense	(542)	(547)	(547)	(533)	(538)	(518)	(534)	(441)
Interest income (expense), net	(348)	(394)	(371)	(353)	(364)	(388)	(389)	(313)
Equity accounted income (loss), net	29	31	17	18	(9)	52	32	23
Impairment expense, net	(201)	(114)	(7)	(29)	(113)	(285)	—	(324)
Gain (loss) on acquisitions/dispositions, net	1,807	95	—	(4)	183	190	16	522
Other income (expense), net	39	188	(9)	149	(217)	(46)	(83)	(181)
Income (loss) before income tax	1,926	491	195	105	(57)	128	232	16
Income tax (expense) recovery
Current	(193)	(84)	(102)	(23)	(75)	(93)	(108)	(93)
Deferred	34	(27)	(8)	67	98	52	58	41
Net income (loss)	$1,767	$380	$85	$149	$(34)	$87	$182	$(36)
Attributable to:
Limited partners	$281	$45	$(10)	$(59)	$(67)	$(57)	$13	$55
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	249	40	(9)	(50)	(59)	(48)	11	52
Special Limited Partners	—	—	—	—	—	—	—	—
Interest of others	1,237	295	104	258	92	192	158	(143)
	$1,767	$380	$85	$149	$(34)	$87	$182	$(36)
Basic and diluted earnings (loss) per limited partner unit (1)	$3.57	$0.56	$(0.12)	$(0.73)	$(0.84)	$(0.70)	$0.16	$0.82
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for LP Units, for the three months ended March 31, 2021 was 148.5 million and for the three months ended March 31, 2020 was 150.6 million.
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Within our industrials segment, the demand for batteries in the aftermarket is typically higher in the colder seasons at Clarios, and in our contract drilling and well-servicing operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, Westinghouse’s core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. BrandSafway is impacted by seasonality in the industries it services; for example most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Greenergy is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at Sagen fluctuate based on the general seasonality in the housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
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Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$2,637	$2,743
Financial assets	9,761	8,796
Accounts and other receivable, net	5,158	4,989
Inventory and other assets	5,569	5,280
Property, plant and equipment	13,066	13,982
Deferred income tax assets	713	761
Intangible assets	10,803	11,261
Equity accounted investments	1,725	1,690
Goodwill	5,273	5,244
Total assets	$54,705	$54,746
Liabilities and equity
Liabilities
Accounts payable and other	$17,663	$17,932
Corporate borrowings	515	610
Non-recourse borrowings in subsidiaries of the partnership	22,159	23,166
Deferred income tax liabilities	1,567	1,701
	$41,904	$43,409
Equity
Limited partners	$2,141	$1,928
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,913	1,564
Interest of others in operating subsidiaries	8,747	7,845
	12,801	11,337
Total liabilities and equity	$54,705	$54,746
Financial assets
Financial assets increased by $965 million to $9,761 million as at March 31, 2021, compared to $8,796 million as at December 31, 2020. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to restricted cash held at quarter-end associated with the privatization of Sagen, which closed on April 1, 2021. The increase was partially offset by the disposition of our investment in public securities.
The following table presents financial assets by segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2021	$8,457	$378	$924	$2	$9,761
December 31, 2020	$7,200	$413	$1,181	$2	$8,796
Accounts and other receivable, net
Accounts receivable increased by $169 million to $5,158 million as at March 31, 2021, compared to $4,989 million as at December 31, 2020. The increase was primarily due to higher prices at Greenergy, combined with the acquisition of Everise on January 8, 2021. The increase was partially offset by the GrafTech Deconsolidation.
14

Inventory and other assets
Inventory and other assets increased by $289 million to $5,569 million as at March 31, 2021, compared to $5,280 million as at December 31, 2020. The increase was primarily attributable to the classification of an equity accounted investment as held for sale, combined with higher inventory on hand at Clarios. The increase was partially offset by the GrafTech Deconsolidation.
Property, plant & equipment and intangible assets
PP&E decreased by $916 million to $13,066 million as at March 31, 2021, compared to $13,982 million as at December 31, 2020. The decrease was primarily due to the GrafTech Deconsolidation, combined with impairment recorded at Clarios due to the closure of one of its North American recycling facilities. As at March 31, 2021, PP&E included $1,240 million of right-of-use (“ROU”) assets.
Intangible assets decreased by $458 million to $10,803 million as at March 31, 2021, compared to $11,261 million as at December 31, 2020. The decrease was primarily due to the foreign exchange movements in intangible assets at Clarios and BRK Ambiental, combined with the GrafTech Deconsolidation. The decrease was partially offset by the acquisition of Everise on January 8, 2021.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at Healthscope, terminal expansions at Greenergy and maintenance and expansion of the fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to two new shuttle tankers and vessel dry-docking costs at Altera, and equipment refurbishment, tooling and new fuel design at Westinghouse. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at Clarios. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. On a consolidated basis, maintenance and growth capital expenditures for the three months ended March 31, 2021 were $111 million and $197 million, respectively.
Equity accounted investments
Equity accounted investments increased by $35 million to $1,725 million as at March 31, 2021, compared to $1,690 million as at December 31, 2020. The increase was primarily due to the GrafTech Deconsolidation. The increase was partially offset by the classification of an equity accounted investment as held for sale.
Goodwill
Goodwill increased by $29 million to $5,273 million as at March 31, 2021, compared to $5,244 million as at December 31, 2020. The increase was primarily due to the acquisition of Everise on January 8, 2021, which was partially offset by the GrafTech Deconsolidation.
Accounts payable and other
Accounts payable and other decreased by $269 million to $17,663 million as at March 31, 2021, compared to $17,932 million as at December 31, 2020. The decrease was primarily due to a decrease in work in progress and decommissioning liabilities at Westinghouse, combined with the GrafTech Deconsolidation. The decrease was partially offset by the acquisition of Everise on January 8, 2021. As at March 31, 2021, accounts payable and other included $1,332 million of lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at March 31, 2021, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
15

Holding LP’s capital structure comprises three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the partnership’s unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F.
During the first quarter of 2021, the volume weighted average price was $39.88 per LP Unit, which was below the previous incentive distribution threshold of $41.96 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
On August 11, 2020, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid, (“NCIB”), for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 11, 2020, or 4,016,508 LP Units, including up to 20,432 LP Units on the TSX during any trading day. The partnership can make block purchases that exceed this daily purchase restriction, up to a maximum of 2,000,000 LP Units and subject to the annual aggregate limit. During the three months ended March 31, 2021, a total of 363,102 LP Units were repurchased (March 31, 2020: 382,920 LP Units).
As at March 31, 2021 and December 31, 2020, the total number of Units outstanding are as follows:

UNITS	March 31, 2021	December 31, 2020
GP Units	4	4
LP Units	78,668,882	79,031,984
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations (“Company FFO”) and Company EBITDA.
Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA is presented net to Unitholders.
The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented on a proportionate basis, taking into account the partnership’s ownership in operations accounted for using the consolidation and equity methods under IFRS. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the partnership’s IFRS consolidated statements of operating results on a line by line basis.
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The following table presents Company EBITDA and Company FFO for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
(US$ MILLIONS)	2021	2020
Revenues	$3,173	$3,205
Direct operating costs	(2,741)	(2,842)
General and administrative expenses	(96)	(105)
Equity accounted Company EBITDA	51	36
Company EBITDA (1)	$387	$294
Gain (loss) on acquisitions/dispositions, net	402	45
Other income (expense), net	(3)	(1)
Interest income (expense), net	(113)	(114)
Current income tax (expense) recovery	(106)	(21)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(22)	(9)
Company FFO (1)	$545	$194
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
Comparison of the three months ended March 31, 2021 and 2020
Company EBITDA for the three months ended March 31, 2021 was $387 million, representing an increase of $93 million compared to $294 million for the three months ended March 31, 2020. The increase in Company EBITDA was primarily due to increased contributions from our business services and industrials segments, which were partially offset by a lower contribution from our infrastructure services segment. Company EBITDA in our business services segment increased primarily due to contributions from Sagen, Healthscope and our construction services business. Company EBITDA in our industrials segment increased primarily due to higher contributions from Clarios, which was partially offset by reduced contribution following the partial sale of our interest in GrafTech. Company EBITDA in our infrastructure services segment decreased primarily due to lower contributions from Altera and Westinghouse, which was partially offset by higher contributions from BrandSafway.
Company FFO for the three months ended March 31, 2021 was $545 million, representing an increase of $351 million compared to $194 million for the three months ended March 31, 2020. The increase in Company FFO was primarily due to higher contributions from our industrials segment as a result of the factors contributing to the increase in Company EBITDA described below, combined with a gain recognized on the sale of GrafTech shares and the sale of public securities. The increase in Company FFO was partially offset by lower contributions from our infrastructure services segment as a result of the factors contributing to the decrease in Company EBITDA described below, combined with the after-tax net gain of $42 million recognized on the sale of our cold storage logistics business in the first quarter of 2020.
17

Business services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three months ended March 31,
(US$ MILLIONS)	2021	2020
Revenues	$1,922	$2,012
Direct operating costs	(1,787)	(1,965)
General and administrative expenses	(34)	(36)
Equity accounted Company EBITDA	3	8
Company EBITDA (1)	$104	$19
Gain (loss) on acquisitions/dispositions, net	—	46
Other income (expense), net	(2)	2
Interest income (expense), net	(12)	(15)
Current income tax (expense) recovery	(18)	(9)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(2)	(1)
Company FFO (1)	$70	$42
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to the Unitholders for our business services segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Total assets	$22,312	$19,884
Total liabilities	14,625	13,526
Interests of others in operating subsidiaries	5,289	4,133
Equity attributable to Unitholders	2,398	2,225
Total equity	$7,687	$6,358
Comparison of the three months ended March 31, 2021 and 2020
Company EBITDA in our business services segment for the three months ended March 31, 2021 was $104 million, representing an increase of $85 million compared to $19 million for the three months ended March 31, 2020. The increase in Company EBITDA was primarily due to higher contributions from Sagen, Healthscope, and our construction services business. Sagen contributed $39 million to Company EBITDA for the three months ended March 31, 2021 compared to $36 million for the three months ended March 31, 2020. The increase was primarily due to higher premiums earned and low mortgage default rates during the quarter, supported by the strength of Canadian housing activity. Healthscope contributed $18 million to Company EBITDA for the three months ended March 31, 2021 compared to $14 million for the three months ended March 31, 2020. The increase was primarily due to higher hospital admission rates and surgical activity, partially offset by lost contribution from the sale of the pathology business in the fourth quarter of 2020. Our construction services business contributed $20 million to Company EBITDA for the three months ended March 31, 2021 compared to a loss of $47 million for the three months ended March 31, 2020. The increase was primarily due to stable project activity relative to the prior year as most sites remained open during the quarter. Prior year results were impacted by a shutdown of project activity in the U.K. as a result of the economic shutdown.
Company FFO in our business services segment for the three months ended March 31, 2021 was $70 million, representing an increase of $28 million compared to $42 million for the three months ended March 31, 2020. The increase was primarily due to the factors described above. The increase was partially offset by the after-tax net gain of $42 million recognized on the sale of our cold storage logistics business in the first quarter of 2020.
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Infrastructure services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three months ended March 31,
(US$ MILLIONS)	2021	2020
Revenues	$480	$498
Direct operating costs	(355)	(347)
General and administrative expenses	(17)	(16)
Equity accounted Company EBITDA	28	21
Company EBITDA (1)	$136	$156
Gain (loss) on acquisitions/dispositions, net	—	—
Other income (expense), net	(1)	(3)
Interest income (expense), net	(39)	(40)
Current income tax (expense) recovery	(7)	(2)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(16)	(7)
Company FFO (1)	$73	$104
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to Unitholders for our infrastructure services segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Total assets	$10,503	$10,839
Total liabilities	9,506	9,856
Interests of others in operating subsidiaries	334	355
Equity attributable to Unitholders	663	628
Total equity	$997	$983
Comparison of the three months ended March 31, 2021 and 2020
Company EBITDA in our infrastructure services segment for the three months ended March 31, 2021 was $136 million, representing a decrease of $20 million compared to $156 million for the three months ended March 31, 2020. The decrease was primarily due to lower contributions from Westinghouse and Altera, which was partially offset by a higher contribution from BrandSafway. Westinghouse contributed $71 million to Company EBITDA for the three months ended March 31, 2021 compared to $82 million for the three months ended March 31, 2020. Westinghouse’s current quarter results reflect normal seasonality aligned with the timing of customer outage cycles whereby fuel assembly shipments as well as scope and volume of planned services of customer outages were lower than prior year. Altera contributed $47 million to Company EBITDA for the three months ended March 31, 2021 compared to $63 million for the three months ended March 31, 2020. The decrease was primarily due to lower contributions from Altera’s FPSO and FSO operations, which was partially offset by the stability of its shuttle tanker operations. BrandSafway contributed $18 million to Company EBITDA for the three months ended March 31, 2021 compared to $11 million for the three months ended March 31, 2020. BrandSafway’s higher contribution was primarily due to a full quarter of contribution following our acquisition at the end of January 2020.
Company FFO in our infrastructure services segment for the three months ended March 31, 2021 was $73 million, representing a decrease of $31 million compared to $104 million for the three months ended March 31, 2020. The decrease in Company FFO was primarily due to the factors described above.
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Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three months ended March 31,
(US$ MILLIONS)	2021	2020
Revenues	$771	$695
Direct operating costs	(596)	(528)
General and administrative expenses	(23)	(29)
Equity accounted Company EBITDA	20	7
Company EBITDA (1)	$172	$145
Gain (loss) on acquisitions/dispositions, net	402	(1)
Other income (expense), net	—	—
Interest income (expense), net	(58)	(65)
Current income tax (expense) recovery	(91)	(21)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(4)	(1)
Company FFO (1)	$421	$57
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to Unitholders for our industrials segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Total assets	$21,763	$23,929
Total liabilities	17,218	19,354
Interests of others in operating subsidiaries	3,124	3,357
Equity attributable to Unitholders	1,421	1,218
Total equity	$4,545	$4,575
Comparison of the three months ended March 31, 2021 and 2020
Company EBITDA in our industrials segment for the three months ended March 31, 2021 was $172 million, representing an increase of $27 million compared to $145 million for the three months ended March 31, 2020. The increase was primarily due to higher contribution from Clarios, which was partially offset by lower contribution from GrafTech. Clarios contributed $125 million to Company EBITDA for the three months ended March 31, 2021 compared to $89 million for the three months ended March 31, 2020. The increase was primarily due to an increase in battery sales volumes due to strong growth in aftermarket demand and favorable mix due to an increase in higher margin advanced battery volumes. The increase was partially offset by higher freight costs incurred during the quarter. GrafTech contributed $22 million to Company EBITDA for the three months ended March 31, 2021 compared to $45 million for the three months ended March 31, 2020. The decrease was primarily due to reduced ownership compared to the first quarter of 2020 and lower graphite electrode prices.
Company FFO in our industrials segment for the three months ended March 31, 2021 was $421 million, representing an increase of $364 million compared to $57 million for the three months ended March 31, 2020. The increase in Company FFO was primarily due to the factors noted above, combined with the net gain recognized on the sale of GrafTech common shares and the net gain recognized on the sale of our investment in public securities during the quarter.
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Corporate and other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three months ended March 31,
(US$ MILLIONS)	2021	2020
Direct operating costs	$(3)	$(2)
General and administrative expenses	(22)	(24)
Company EBITDA (1)	$(25)	$(26)
Gain (loss) on acquisitions/dispositions, net	—	—
Other income (expense), net	—	—
Interest income (expense), net	(4)	6
Current income tax (expense) recovery	10	11
Company FFO (1)	$(19)	$(9)
____________________________________
(1)Non-IFRS measure. Refer to the section “Reconciliation of Non-IFRS Measures” of this MD&A for a reconciliation of Company EBITDA and Company FFO to net income (loss).
The following table presents equity attributable to Unitholders for our corporate and other segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Total assets	$127	$94
Total liabilities	555	673
Equity Attributable to Preferred Shares	15	15
Equity Attributable to Unitholders	(443)	(594)
Total equity	$(428)	$(579)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third-party debt with recourse, net of cash held by corporate entities. The management fees for the three months ended March 31, 2021 were $18 million compared to $16 million for the three months ended March 31, 2020. General and administrative costs relate to corporate expenses, including management, audit and director fees. The increase in the management fee was due to an increase in total capitalization.
Company FFO in our corporate and other segment included net current income tax recovery of $10 million for the three months ended March 31, 2021, primarily related to corporate expenses, including management fees, which partially reduced the corporate current tax expense that was recognized in the operating segments. Company FFO also included interest expense on corporate borrowings.
We have a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2021, the amount of the deposit from Brookfield was $515 million (December 31, 2020: $300 million).
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Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains and losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company FFO is presented net to Unitholders. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:
•Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.
Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back impairment losses as well as non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense and current income taxes. Company EBITDA is presented net to Unitholders. Company EBITDA has limitations as an analytical tool as it does not include our share of realized disposition gains and losses, interest income and expense, and current income taxes, as well as depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.
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The following table reconciles Company EBITDA and Company FFO to net income attributable to Unitholders for the periods indicated.

	Three months ended March 31, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,922	$480	$771	$—	$3,173	$6,656	$9,829
Direct operating costs	(1,787)	(355)	(596)	(3)	(2,741)	(5,695)	(8,436)
General and administrative expenses	(34)	(17)	(23)	(22)	(96)	(155)	(251)
Equity accounted Company EBITDA (2)	3	28	20	—	51	45	96
Company EBITDA	104	136	172	(25)	387
Gain (loss) on acquisitions / dispositions, net (3)	—	—	402	—	402	732	1,134
Other income (expense), net (4)	(2)	(1)	—	—	(3)	(10)	(13)
Interest income (expense), net	(12)	(39)	(58)	(4)	(113)	(235)	(348)
Current income tax (expense) recovery (5)	(18)	(7)	(91)	10	(106)	(96)	(202)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(2)	(16)	(4)	—	(22)	(7)	(29)
Company FFO	70	73	421	(19)	545
Depreciation and amortization expense					(182)	(360)	(542)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions / dispositions, net (3)					223	450	673
Current income tax (expense) recovery (5)					9	—	9
Other income (expense), net (4)					25	27	52
Deferred income tax (expense) recovery					(6)	40	34
Non-cash items attributable to equity accounted investments (2)					(26)	(12)	(38)
Net income (loss)					$530	$1,237	$1,767
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $29 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,807 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $39 million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to current income tax (expense) recovery of $(193) million as per the unaudited interim condensed consolidated statements of operating results.
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	Three months ended March 31, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,012	$498	$695	$—	$3,205	$6,941	$10,146
Direct operating costs	(1,965)	(347)	(528)	(2)	(2,842)	(6,059)	(8,901)
General and administrative expenses	(36)	(16)	(29)	(24)	(105)	(139)	(244)
Equity accounted Company EBITDA (2)	8	21	7	—	36	36	72
Company EBITDA	19	156	145	(26)	294
Gain (loss) on acquisitions / dispositions, net	46	—	(1)	—	45	138	183
Other income (expense), net (3)	2	(3)	—	—	(1)	1	—
Interest income (expense), net	(15)	(40)	(65)	6	(114)	(250)	(364)
Current income tax (expense) recovery	(9)	(2)	(21)	11	(21)	(54)	(75)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(1)	(7)	(1)	—	(9)	(5)	(14)
Company FFO	42	104	57	(9)	194
Depreciation and amortization expense					(179)	(359)	(538)
Impairment expense, net					(52)	(61)	(113)
Other income (expense), net (3)					(96)	(121)	(217)
Deferred income tax (expense) recovery					47	51	98
Non-cash items attributable to equity accounted investments (2)					(40)	(27)	(67)
Net income (loss)					$(126)	$92	$(34)
____________________________________
(1)Company EBITDA, Company FFO and net income (loss) attributable to Unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders, respectively.
(2)The sum of these amounts equates to equity accounted income (loss), net of $(9) million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $(217) million as per the unaudited interim condensed consolidated statements of operating results.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
LP Units	$2,141	$1,928
GP Units	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,898	1,549
Special LP Units	—	—
Equity attributable to Unitholders	$4,039	$3,477
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The following table presents equity attributable to Unitholders by segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2021	$2,398	$663	$1,421	$(443)	$4,039
December 31, 2020	$2,225	$628	$1,218	$(594)	$3,477

Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
We are seeing signs of continued recovery in our business operations this year as global economies reopen. As the economy continues to improve, we are confident that the activity levels across all our operations will normalize throughout the year.
We continue to monetize our investment in GrafTech, and during the first quarter of 2021 reduced the partnership’s economic ownership interest in the company to 13%. In total, we generated after-tax net proceeds of over $300 million net to Unitholders this quarter from the sales of our investment in public securities and GrafTech common shares.
We also continued to look for opportunities to grow our existing businesses. On January 8, 2021, together with institutional investors, we closed the acquisition of Everise for $360 million, which comprised $220 million of equity. Everise is a business process outsourcing company which specializes in managing customer interactions for large global healthcare and technology clients primarily in the U.S. Our share of the investment was $80 million for a 36% economic interest. On April 1, 2021, together with institutional investors, we completed the acquisition of the remaining 43% publicly held shares of Sagen. We funded approximately $185 million net of financing raised of the $1.3 billion total consideration. Upon closing of the transaction, our economic ownership in Sagen increased to approximately 40%.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from our operations, monetizations of mature businesses, and access to public and private capital markets.
The following table presents borrowings by segment as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2021	$4,100	$5,958	$12,101	$515	$22,674
December 31, 2020	$3,389	$5,904	$13,873	$610	$23,776
As at March 31, 2021, the partnership and its operations had outstanding borrowings of $22,674 million compared to $23,776 million as at December 31, 2020. Borrowings comprised the following:

(US$ MILLIONS)	March 31, 2021	December 31, 2020
Credit facilities	$2,181	$1,705
Securitization program (1)	137	157
Project financing	579	503
Notes and debentures	7,297	7,631
Term loans	12,480	13,780
Total borrowings	$22,674	$23,776
____________________________________
(1)Securitization program at the subsidiary level.
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The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. On a consolidated basis, the partnership and its operations had borrowings totaling $22,674 million as at March 31, 2021, compared to $23,776 million as at December 31, 2020. The decrease of $1,102 million was primarily attributable to the deconsolidation of GrafTech on March 1, 2021. The decrease was partially offset by new debt issuances at Sagen.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 60 years. The weighted average maturity at March 31, 2021 was 4.9 years and the weighted average interest rate on debt outstanding was 4.7%. As at March 31, 2021, our maximum borrowing capacity at the corporate and operating subsidiary level was $27,797 million, of which $22,674 million was drawn.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants. For the three months ended March 31, 2021, the financial performance of our businesses was in line with covenants and we took proactive measures to amend the terms of certain debt instruments or seek waivers from lenders, where necessary. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, Holding LP and the Holding Entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at March 31, 2021, the credit facility remains undrawn.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in euros, sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At March 31, 2021, the partnership had $2,075 million available on its bilateral credit facilities with a maturity date of June 29, 2026.
The partnership also has a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at March 31, 2021, the amount of the deposit from Brookfield was $515 million (December 31, 2020: $300 million on deposit with Brookfield).
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The table below outlines the partnership’s consolidated net debt-to-capitalization as at March 31, 2021 and December 31, 2020:

(US$ MILLIONS, except as noted)	March 31, 2021	December 31, 2020
Corporate borrowings	$515	$610
Non-recourse borrowings in subsidiaries of the partnership	22,159	23,166
Cash and cash equivalents	(2,637)	(2,743)
Net debt	$20,037	$21,033
Total equity	12,801	11,337
Total capital and net debt	$32,838	$32,370
Net debt-to-capitalization ratio	61%	65%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On May 4, 2021, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on June 30, 2021 to unitholders of record as at the close of business on May 28, 2021.
During the first quarter of 2021, the volume weighted average price was $39.88 per LP Unit, which was below the previous incentive distribution threshold of $41.96 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at March 31, 2021, we had cash and cash equivalents of $2,637 million, compared to $2,743 million as at December 31, 2020. The net cash flows for the three months ended March 31, 2021 and March 31, 2020 were as follows:

	Three months ended March 31,
(US$ MILLIONS)	2021	2020
Cash flows provided by (used in) operating activities	$115	$576
Cash flows provided by (used in) investing activities	(1,131)	(485)
Cash flows provided by (used in) financing activities	943	128
Impact of foreign exchange on cash	(33)	(156)
Change in cash and cash equivalents	$(106)	$63
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the three months ended March 31, 2021 was $115 million compared to $576 million for the three months ended March 31, 2020. Net of working capital changes, the cash flow provided by operating activities increased $58 million to $514 million for the three months ended March 31, 2021 compared to $456 million for the three months ended March 31, 2020. The cash flow provided by operating activities during the three months ended March 31, 2021 was primarily attributable to the cash generated at Greenergy, Multiplex, Sagen, Clarios and Cardone.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $1,131 million for the three months ended March 31, 2021, compared to $485 million for the three months ended March 31, 2020. Our investing activities were primarily related to the acquisition of Everise, the purchase and sale of corporate and government bonds at Sagen, the increase in restricted cash associated with the Sagen privatization on April 1, 2021 as well as the acquisition of property, plant, and equipment and intangible assets mostly within our industrials and infrastructure services segments. This was partially offset by cash proceeds received on the sale of GrafTech common shares in March 2021 and the disposition of our investment in public securities.
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Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $943 million for the three months ended March 31, 2021, compared to $128 million for the three months ended March 31, 2020. During the three months ended March 31, 2021, proceeds from borrowings, net of repayments were $341 million, which primarily consisted of increased borrowings at Sagen and a draw on our credit facilities primarily related to our investments in Everise and Sagen, partially offset by debt repayments at Clarios, IndoStar and GrafTech. Capital provided by others who have interests in operating subsidiaries, net of distributions, was $542 million, which was primarily attributable to the capital contributions to fund the acquisition of Everise and investment in Sagen. This was partially offset by the distribution of proceeds from the sale of GrafTech common shares and proceeds from sale of our investment in public securities in our industrials segment during the three months ended March 31, 2021.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2021, the total outstanding amount was approximately $2,108 million. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letters of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction services business and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to construction projects in the Middle East region that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments – foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at March 31, 2021:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,732	$952	$330	$258	$303	$477	$569
FX Contracts – US$	(742)	(134)	—	—	(44)	(107)	—
As at March 31, 2021, approximately 22% of our foreign currency net equity exposure was hedged.
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Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2021:

	Payments as at March 31, 2021
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$23,131	$2,656	$1,736	$7,450	$11,289
Lease liabilities	1,875	202	184	391	1,098
Interest expense	5,350	1,013	983	2,700	654
Decommissioning liabilities	1,648	21	4	46	1,577
Pension obligations	1,242	110	110	350	672
Obligations under agreements	344	113	97	48	86
Total	$33,590	$4,115	$3,114	$10,985	$15,376

Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Subsequent Events
Subsequent to March 31, 2021, the partnership was party to the events as described in Note 26 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Due to the circumstances surrounding the global economic shutdown, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of March 31, 2021. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at March 31, 2021. The partnership will continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.
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Recently adopted accounting standards
(i)    IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
The amendments include the following practical expedients:
•A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the unaudited interim condensed consolidated financial statements of the partnership. The partnership intends to use the practical expedients in future periods when they become applicable.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the global economic shutdown on our internal controls to minimize the impact on their design and effectiveness.
Excluded from our evaluation were internal controls over financial reporting at Everise for which control was acquired on January 8, 2021. The financial statements of Everise constitute approximately 1% of total assets, 2% of net assets, 1% of revenues, and 0% of net income of the unaudited interim condensed consolidated financial statements of the partnership as of and for the quarter ended March 31, 2021.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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